UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                         Commission File Number: 000-26261

                           NOTIFICATION OF LATE FILING


(Check One):

( ) Form 10-K  ( ) Form 11-K   ( ) Form 20-F    (X) Form 10-Q and Form 10-QSB
( ) Form N-SAR

                 For Period Ended: June 30, 2002

                 [ ] Transition Report on Form 10-K
                 [ ] Transition Report on Form 20-F
                 [ ] Transition Report on Form 11-K
                 [ ] Transition Report on Form 10-Q and Form 10-QSB [ ] Transition Report on Form N-SAR For the Transition Period Ended:______________________


Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - Registrant Information

                          American Fire Retardant Corp.
                   ------------------------------------------
                             Full Name of Registrant

                          9337 Bond Avenue
                   ------------------------------------------
            Address of Principal Executive Office (Street and number)


                          El Cajon, California 92021
                   ------------------------------------------
                            City, State and Zip Code










                       PART II- Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expenses and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check appropriate box.)

The Registrant hereby represents that:

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q,10-QSB, N-SAR, or the transition report portion could not be filed within the prescribed period(Attached extra sheets if needed).

The Registrant's quarterly report on Form 10-QSB could not be filed within the prescribed time period due to the Registrant and its accountants requiring additional time to prepare and review the financial statements of the Registrant for the Quarter ended June 30, 2002.

                          PART IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

         Stephen F. Owens             619               390-6888
         ----------------      ------------------      -------------
          (Name)                (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if applicable, state the reason why a reasonable estimate of the results cannot be made.

American Fire Retardant Corp. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2002            By:   /s/ Stephen F. Owens
                                       -------------------------
                                        Stephen F. Owens
                                        President and Chairman